UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

CONTACTS: Mariano Balaguer VP, Chief Financial Officer (914) 345-9001 Mariano.Balaguer@Taro.com	William J. Coote AVP, Business Finance, Treasurer and Investor Relations (914) 345-9001 William.Coote@Taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2017

Hawthorne, NY, February 07, 2018 ─ Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and nine months ended December 31, 2017.

Quarter ended December 31, 2017 Highlights ─ compared to December 31, 2016
•
Net sales of $155.5 million decreased $64.9 million, the result of continuing increased competition and the challenging pricing environment, particularly in the U.S.; despite an increase in overall volumes.

•	Gross profit of $102.9 million decreased $64.4 million, and as a percentage of net sales was 66.2% compared to 75.9%.
•	Research and development (R&D) expenses of $17.5 million were down slightly from the comparable quarter.
•	Selling, marketing, general and administrative expenses (SG&A) increased $1.5 million to $21.8 million.
•	Settlements and loss contingencies of $1.9 million in 2017 related to a payroll tax settlement in Israel.
•	Operating income of $61.8 million decreased $67.3 million and as a percentage of net sales was 39.7% as compared to 58.5%.
•	Foreign Exchange (FX) income of $3.7 million decreased $14.8 million from $18.5 million, principally the result of the strength of the Canadian dollar vs. U.S. dollar.
•	Other income of $0.6 million decreased $8.4 million, principally due to the sale of Keveyis in December 2016.
•
Tax expense increased $33.9 million to $54.4 million resulting in an effective tax rate of 76.6% compared to 12.8%.  The tax provision for the current quarter includes a $38.0 million expense for the estimated impact of the re-measurement of the Company's estimated net deferred tax asset at December 31, 2017, as a result of the Tax Cuts and Jobs Act.  Excluding the impact from the one-time re-measurement, the Company's tax expense would be approximately $16.4 million and the effective tax rate would be approximately 23.1% for the current quarter.

•
Net income attributable to Taro was $18.0 million compared to $139.8 million, resulting in diluted earnings per share of $0.45 compared to $3.42 for the same period last year.  Excluding the impact of the aforementioned one-time tax re-measurement, net income attributable to Taro would be $54.8 million, or diluted earnings per share of $1.37.

Nine Months ended December 31, 2017 Highlights ─ compared to December 31, 2016
•	Net sales of $486.7 million decreased $196.3 million, the result of continuing increased competition and the challenging pricing environment; despite an increase in overall volumes.
•	Gross profit of $344.6 million decreased $182.8 million and as a percentage of net sales was 70.8% compared to 77.2%.
•	R&D expenses of $50.1 million were down slightly from the prior year.
•	SG&A expenses of $64.4 million increased $1.0 million.
•	Operating income of $228.2 million decreased $185.0 million, and as a percentage of net sales was 46.9% as compared to 60.5%.
•	Interest and other financial income of $14.0 million, increased $3.2 million.
•
FX expense of $48.5 million in 2017 compared to FX income of $26.0 million in 2016 ─ an unfavorable impact of $74.5 million, principally the result of the strength of the Canadian dollar vs. U.S. dollar.

•	Other income of $1.4 million decreased $9.0 million, principally due to the sale of Keveyis in December 2016.
•
Tax expense decreased $15.2 million to $71.3 million, however, the effective tax rate increased to 36.5% from 18.8%. Excluding the impact of the one-time tax re-measurement, tax expense would be approximately $33.3 million, a decrease of $53.2 million, and the effective tax rate would be 17.0%.

- more -

Taro Pharmaceutical Industries Ltd.

•
Net income attributable to Taro was $124.9 million compared to $373.4 million, resulting in diluted earnings per share of $3.10 compared to $8.99.  Excluding the impact of the one-time tax re-measurement, net income attributable to Taro would be $161.7 million, or diluted earnings per share of $4.01.

Mr. Uday Baldota, Taro’s CEO stated, “As is well known, and we have continuously stated, the generic industry continues to experience a very difficult pricing environment and competitive pressures, which is reflected in our financial performance.  Nevertheless, we continue to invest in our R&D pipeline and develop other initiatives that should continue to keep us well positioned in the market.”

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the nine months ended December 31, 2017, was $225.8 million compared to $320.5 million for the nine months ended December 31, 2016.
•
As of December 31, 2017, cash, including short-term and long-term bank deposits and marketable securities, increased $148.6 million to $1.6 billion from March 31, 2017. Cash reflects the $54.9 million impact from the Company’s share repurchases during the current fiscal year.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for four Abbreviated New Drug Applications (“ANDAs”): Clindamycin Phosphate and Benzoyl Peroxide Gel, 1.2%/5%, Butenafine Hydrochloride Cream, 1%, Fexofenadine Hydrochloride Oral Suspension 30 mg/5 mL, and Adapalene and Benzoyl Peroxide Gel, 0.1% / 2.5%.  The Company currently has a total of thirty ANDAs awaiting FDA approval, including six tentative approvals.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Under this authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.

During the current fiscal year, through January 31, 2018, the Company has repurchased 671,300 shares at an average price of $104.36. In total, under this program, the Company has repurchased 1,190,265 shares, with $125.7 million remaining under the authorization.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2018.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended				Nine Months Ended
	December 31,				December 31,
	2017		2016		2017		2016
Sales, net	$155,461		$220,395		$486,697		$682,973
Cost of sales	52,545		53,053		142,118		155,366
Impairment	—		—		—		184
Gross profit	102,916		167,342		344,579		527,423

Operating Expenses:
Research and development	17,457		18,001		50,110		50,766
Selling, marketing, general and administrative	21,830		20,312		64,421		63,450
Settlements and loss contingencies	1,860		—		1,860		—
Operating income	61,769		129,029		228,188		413,207

Financial (income) expense, net:
Interest and other financial income	(4,962)		(3,961)		(14,040)		(10,814)
Foreign exchange (income) expense	(3,718)		(18,533)		48,506		(25,998)
Other gain, net	622		9,009		1,430		10,466
Income before income taxes	71,071		160,532		195,152		460,485
Tax expense	54,411		20,483		71,262		86,467
Income from continuing operations	16,660		140,049		123,890		374,018
Net loss from discontinued operations attributable to Taro	(47)		(137)		(239)		(314)
Net income	16,613		139,912		123,651		373,704
Net (loss) income attributable to non-controlling interest	(1,359)		94		(1,212)		334
Net income attributable to Taro	$17,972		$139,818		$124,863		$373,370

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$0.45		$3.42		$3.10		$9.00

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$(0.00)	*	$(0.00)	*	$(0.00)	*	$(0.01)

Net income per ordinary share attributable to Taro:
Basic and Diluted	$0.45		$3.42		$3.10		$8.99

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	40,079,339		40,961,015		40,294,226		41,541,010

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2017	2017
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$569,193	$600,399
Short-term and current maturities of long-term bank deposits	419,324	782,813
Marketable securities	403,261	3,548
Accounts receivable and other:
Trade, net	197,799	203,924
Other receivables and prepaid expenses	168,160	266,280
Inventories	149,186	141,045
Long-term assets held for sale, net	—	1,015
TOTAL CURRENT ASSETS	1,906,923	1,999,024
Long-term deposits and marketable securities	214,226	70,685
Property, plant and equipment, net	190,468	180,085
Deferred income taxes	79,643	10,324
Other assets	30,629	29,635
TOTAL ASSETS	$2,421,889	$2,289,753

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$23,885	$16,394
Other current liabilities	189,688	193,443
TOTAL CURRENT LIABILITIES	213,573	209,837
Deferred taxes and other long-term liabilities	4,842	6,110
TOTAL LIABILITIES	218,415	215,947

Taro shareholders' equity	2,198,374	2,067,494
Non-controlling interest	5,100	6,312
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,421,889	$2,289,753

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2017	2016
Cash flows from operating activities:
Net income	$123,651	$373,704
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,022	11,067
Impairment for long-lived assets	—	184
Realized loss (gain) on sale of marketable securities and long-lived assets	96	(8,517)
Change in derivative instruments, net	(4,641)	4,501
Effect of change in exchange rate on inter-company balances and bank deposits	56,903	(30,017)
Deferred income taxes, net	61,540	(13,138)
Decrease (increase) in trade receivables, net	6,704	(13,411)
Increase in inventories, net	(5,261)	(9,120)
(Increase) decrease in other receivables, income tax receivable, prepaid expenses and other	(28,957)	16,744
Increase (decrease) in trade, income tax, accrued expenses, and other payables	3,513	(11,542)
Loss from marketable securities, net	225	—
Net cash provided by operating activities	225,795	320,455

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(17,742)	(26,377)
(Investment in) proceeds from other intangible assets	(1,608)	955
Proceeds from short-term bank deposits	225,895	250,854
Proceeds from (investment in) long-term deposits and other assets	187,725	(301,616)
(Investment in) proceeds from marketable securities, net	(598,578)	95
Net cash used in investing activities	(204,308)	(76,089)

Cash flows from financing activities:
Purchase of treasury stock	(54,921)	(269,712)
Net cash used in financing activities	(54,921)	(269,712)

Effect of exchange rate changes on cash and cash equivalents	2,228	(1,765)
Decrease in cash and cash equivalents	(31,206)	(27,111)
Cash and cash equivalents at beginning of period	600,399	576,757
Cash and cash equivalents at end of period	$569,193	$549,646

Cash Paid during the year for:
Income taxes	$42,592	$76,772
Non-cash operating transactions:
Sale of intangible asset	$—	$7,500
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,390	$354
Non-cash financing transactions:
Purchase of treasury stock	$781	$3,602

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 7, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Uday Baldota
        Name:  Uday Baldota
         Title:    Chief Executive Officer and Director